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U
SECURITIES AN
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65693

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/1/04____ AND ENDING____12/31/04____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Inlign Financial, LLC_

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2355 E. Camelback Rd., Ste 750
                                   (No. and Street)

Phoenix   _AZ_   _85016_
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diana L. Bergthold   _602 385 7553_
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marlow C. Hunter + Associates
                     (Name – if individual, state last, first, middle name)

4000 Tave Court   _Arlington_   _TX_   _76016_
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _Diana L. Bergthold_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Inlign Financial, LLC_ , as of _December 31_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Diana L. Bergthold
Signature

Chief Operating Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INLIGN FINANCIAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
Together with Accountant's Reports

DECEMBER 31, 2004

Marlow C. Hunter, P.C.

4101 W. Green Oaks Blvd.
Suite 305, PMB 228
Arlington, TX 76016
marlow@marlowhuntercpa.com



1426 Chicago Avenue
Evanston, IL 60201
214-207-6958
847-864-0140 Fax

Independent Auditor's Report

Board of Directors and Member
INLIGN FINANCIAL, LLC

I have audited the accompanying statement of financial condition of INLIGN FINANCIAL, LLC as of December 31, 2004, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INLIGN FINANCIAL, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Marlow C. Hunter, P.C.

Arlington, Texas
January 26, 2005

INLIGN FINANCIAL, LLC
Statement of Financial Condition
December 31, 2004

ASSETS

Cash - Checking	$13,546	
Total Cash	*13,546*	
Current Assets		*13,546*

Total Assets		**$13,546**

LIABILITIES AND MEMBER'S EQUITY

Contributions - Inlign Wealth Management, LLC	12,436	
Year-to Date Income (Loss)	1,110	
Member's Equity		*13,546*

Total Liabilities and Equity		**$13,546**

See Notes to Financial Statements.

INLIGN FINANCIAL, LLC
Statement of Income
For the Twelve Months Ended December 31, 2004

	YTD	% of Net Revenue
Revenue		
Referral Fee Income	$4,903	
Total Client Fees	4,903	
Net Revenue	4,903	
Gross Margin	4,903	100.0%
Operating Expenses		
General & Administrative	3,793	
Total Operating Expenses	3,793	77.4%
EBITDA	1,110	22.6%
Net Income (Loss)	$1,110	22.6%

See Notes to Financial Statements.

Inlign Financial, LLC
Statement of Changes in Member's Equity
For the Twelve Months Ended December 31, 2004

	YTD 2004
Balance, 12/31/03	10,000
Net Income	1,110
Capital Contributions from Member	2,436
Distributions to Member	-
Balance, 12/31/03	13,546

See Notes to Financial Statements.

Inlign Financial, LLC
Statement of Changes in Liabilities Subordinated to the Claims of General Creditor
For the Twelve Months Ended December 31, 2004

	YTD 2004
Balance, 12/31/03	-
Balance, 12/31/04	-

Inlign Financial, LLC
Statement of Cash Flows
For the Twelve Months Ended December 31, 2004

	YTD 2003
Net Income (Loss) from Operations	1,110
Add back Non-Cash Expenses:	
Depreciation & Amortization	-
Changes in Working Capital:	
Intangible Assets	-
Tangible Assets	-
Accounts Receivable	-
Note & Employee Receivable	-
Intercompany Receivable	-
Prepaid Expenses	-
Accrued Liabilities	-
Deferred Revenue	-
Deferred Rent	-
Trade & Other Payables	-
Net Cash Used by Operations	1,110
Cash Flows from Financing Activities:	
Proceeds from Debt	-
Capital Contributions from Member	2,436
Distributions to Member	-
Net Cash Provided by Financing Activities	2,436
Change in Cash	3,546
Cash, Beginning of Year	10,000
Cash, End of Year	13,546

See Notes to Financial Statements.

Inlign Financial, LLC

Notes to Financial Statements

December 31, 2004

1. Organization and Nature of Business

Inlign Financial, LLC ("Inlign Financial") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Inlign Financial is an Arizona Limited Liability Corporation that is owned 100% by Inlign Wealth Management, LLC (Parent).

2. Significant Accounting Policies

Basis of Presentation

Inlign Financial is engaged in a single line of business as a limited purpose broker-dealer. The business of Inlign Financial consists entirely of referring persons (including persons for whom Parent or an affiliate has provided, or is currently providing tax, financial planning or other advice) to third party broker-dealers and banks for the execution of securities transactions in exchange for fees from such third party broker-dealers and banks. Inlign Financial does not engage in underwriting, proprietary trading, or market making.

3. Net Capital Requirements

Inlign Financial is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital which shall be the greater of $5,000 or, during the first year of operations, 12.5% of the firm's aggregate indebtedness as calculated pursuant to Rule 15 c3-1. The Net Capital Rule prohibits Inlign Financial from withdrawing equity capital if after making the withdrawal and taking into account any subordinated loan payments (if applicable) that are schedule to occur within 180 days after making the withdrawal, the Firm's:

- Net capital would be less than 120 percent of its minimum net capital requirement;

- Net capital would be less than 25 percent of its haircuts prior to making the withdrawal;

- Aggregate indebtedness would exceed 1,000 percent of the Firm's net capital; or

- Total outstanding subordinated loan principal would exceed 70 percent of the Firm's debt-equity total as defined in paragraph (d) of Rule 15c3-1.

4. Income Taxes

Inlign Financial is included in the consolidated federal income tax return filed by its Parent.

5. Use of Estimates

Preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Marlow C. Hunter, P.C.

4101 W. Green Oaks Blvd.
Suite 305, PMB 228
Arlington, TX 76016
marlow@marlowhuntercpa.com



1426 Chicago Avenue
Evanston, IL 60201
214-207-6958
847-864-0140 Fax

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Member
INLIGN FINANCIAL, LLC

I have audited the accompanying financial statements of INLIGN FINANCIAL, LLC as of and for the year ended December 31, 2004, and have issued my report thereon dated January 26, 2005. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of Net Capital Computation as Required by Exchange Act Rule 15c3-1, and the FOCUS Report are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marlow C. Hunter, P.C.

Arlington, Texas
January 26, 2005

NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
FOR
INLIGN FINANCIAL, LLC

COMPUTATION DATE: **12/31/2004**

Net Capital Requirement, the Greater of:		$	5,000.00
1/8 of Aggregate Indebtedness	$	-	
Minimum Dollar Requirement	$	5,000.00	
Net Capital			13,546.00
Excess (Deficiency) Net capital:		$	8,546.00
Aggregate Indebtedness:		$	-
Excess Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness)		$	13,546.00
Ratio of Aggregate Indebtedness to Net Capital:			0.00%
Ratio of Subordinated Indebtedness to Debt/Equity Total:			N/A

Total Assets		$	13,546.00
Less: Total Liabilities			-
Net Worth		$	13,546.00
Deductions from and/or charges to Net Worth:			
Total non-allowable assets	$	-	
Charge Against Net Capital for SDN Collateral Deficiency		-	
Other deductions or charges		-	
Total Deductions from Net Worth			-
Net Capital before haircuts on securities positions		$	13,546.00
Haircuts on securities:			
Certificates of Deposit and Commercial Paper	$	-	
U.S. and Canadian government obligations		-	
State and municipal government and obligations		-	
Corporate obligations		-	
Stock and warrants		-	
Options		-	
Arbitrage		-	
Other Securities		-	
Other Positions		-	
Undue Concentration		-	
Total haircuts of securities			-
Net Capital		$	13,546.00

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning <u>01/01/2004</u> and ending <u>12/31/2004</u>
                                                  [8005]   [8006]

SEC File Number: <u>65693</u>
                                    [8011]

Firm ID: <u>124576</u>

1. Name of Broker Dealer: <u>INLIGN FINANCIAL, LLC</u>
                                                [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: <u>Not Applicable</u>   Phone: <u>(602)385-7553</u>
                  [8053]   [8057]

Name: _____   Phone: _____
                  [8054]   [8058]

Name: _____   Phone: _____
                  [8055]   [8059]

Name: _____   Phone: _____
                  [8056]   [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes ⦿   No ○ [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes ○   No ⦿ [8074]

5. Respondent makes markets in the following securities:

    (a) **equity securities**   Yes ○   No ⦿ [8075]

    (b) **municipals**   Yes ○   No ⦿ [8076]

    (c) **other debt instruments**   Yes ○   No ⦿ [8077]

6. Respondent is registered solely as a municipal bond dealer: Yes ○   No ⦿ [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ○   No ⦿ [8079]

8. Respondent carries its own public accounts: Yes ○   No ⦿ [8084]

9. Respondent's total number of public customer accounts:

    (carrying firms filing X-17A-5 Part II only)

    (a) Public customer accounts   0 [8080]

    (b) Omnibus accounts   0 [8081]

---

10. Respondent clears its public customer and/or proprietary accounts: Yes ○   No ● [8085]

---

11. Respondent clears its public customer accounts in the following manner:

    (a) Direct Mail (New York Stock Exchange Members Only)   ☐ [8086]

    (b) Self Clearing   ☐ [8087]

    (c) Omnibus   ☐ [8088]

    (d) Introducing   ☐ [8089]

    (e) Other   ☐ [8090]

    (f) Not Applicable   ☑ [8091]

---

12.   Yes ○   No ● [8100]

    (a) Respondent maintains membership(s) on national securities exchange(s):

    (b) Names of national securities exchange(s) in which respondent maintains memberships:

        (1) American   ☐ [8120]

        (2) Boston   ☐ [8121]

        (3) CBOE   ☐ [8122]

        (4) Midwest   ☐ [8123]

        (5) New York   ☐ [8124]

        (6) Philadelphia   ☐ [8125]

        (7) Pacific Coast   ☐ [8126]

        (8) Other   ☐ [8129]

---

13. Employees:

    (a) Number of full-time employees   0 [8101]

    (b) Number of full-time employees registered representatives employed by respondent included in 13(a)   1 [8102]

---

14. Number of NASDAQ stocks respondent makes market   0 [8103]

---

15. Total number of underwriting syndicates respondent was a member   0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

   (a) **equity securities transactions effected on a national securities exchange**   [8107]

   (b) **equity securities transactions effected other than on a national securities exchange**   [8108]

   (c) **commodity, bond, option, and other transactions effected on or off a national securities exchange**   [8109]

17. Respondent is a member of the Securities Investor Protection Corporation   Yes ◉ No ○ [8111]

18. Number of branch offices operated by respondent   0 [8112]

19.   Yes ○ No ◉ [8130]

   (a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

   (b) **Name of parent or affiliate**   [8131]

   (c) **Type of institution**   [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank   Yes ○ No ◉ [8113]

21.   Yes ○ No ◉ [8114]

   (a) Respondent is a subsidiary of a registered broker-dealer

   (b) **Name of parent**   [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer   Yes ◉ No ○ [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: Yes ○ No ◉ [8117]

   * Required in any Schedule I filed for the calender year 1978 and succeeding years.

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period   0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income   0 [8151]

<table>
<tr><td rowspan="2">**FORM
X-17A-5**</td><td>
FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17
</td></tr>
</table>

COVER

Select a filing method: Basic ⊙   Alternate ○ [0011]

Name of Broker Dealer:	INLIGN FINANCIAL, LLC [0013]
Address of Principal Place of Business:	2355 EAST CAMELBACK ROAD [0020]
	PHOENIX AZ 85016
	[0021] [0022] [0023]

SEC File Number: 8- 65693 [0014]

Firm ID: 124576 [0015]

For Period Beginning 10/01/2004   And Ending 12/31/2004
[0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: Diana L. Bergthold   Phone: (602)385-7553
[0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: Not Applicable   Phone: (602)385-7553
[0032]   [0033]

Name: _____   Phone: _____
[0034]   [0035]

Name: _____   Phone: _____
[0036]   [0037]

Name: _____   Phone: _____
[0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]

Check here if respondent is filing an audited report   ☑ [0042]

ASSETS

Consolidated ⊙ [0198]   Unconsolidated ○ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	13,546 [0200]		13,546 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities	[0160]		

7. Secured demand notes market value of collateral:

		0
[0470]	[0640]	[0890]

   A. **Exempted securities**

[0170]		

   B. **Other securities**

[0180]		

8. Memberships in exchanges:

   A. **Owned, at market**

[0190]		

   B. **Owned, at cost**

	[0650]	

   C. **Contributed for use of the company, at market value**

		0
	[0660]	[0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

		0
[0480]	[0670]	[0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

		0
[0490]	[0680]	[0920]

11. Other assets

		0
[0535]	[0735]	[0930]

12. **TOTAL ASSETS**

13,546	0	13,546
[0540]	[0740]	[0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders	[0970]		
2. Includes equity subordination (15c3-1(d)) of	[0980]		
B. Securities borrowings, at market value: from outsiders		[1410]	0 [1720]
	[0990]		
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of

_____
[1010]

D. Exchange memberships contributed for use of company, at market value	_____ [1430]	0 _____ [1740]
E. Accounts and other borrowings not qualified for net capital purposes	_____ [1220]	_____ [1440]	0 _____ [1750]
20. TOTAL LIABLITIES	0 _____ [1230]	0 _____ [1450]	0 _____ [1760]

Ownership Equity

	Total
21. Sole proprietorship	_____ [1770]
22. Partnership (limited partners _____ [1020])	13,546 _____ [1780]
23. Corporations:	
A. Preferred stock	_____ [1791]
B. Common stock	_____ [1792]
C. Additional paid-in capital	_____ [1793]
D. Retained earnings	_____ [1794]
E. Total	0 _____ [1795]
F. Less capital stock in treasury	_____ [1796]
24. TOTAL OWNERSHIP EQUITY	13,546 _____ [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	13,546 _____ [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning <u>10/01/2004</u>   Period Ending <u>12/31/2004</u>   Number of months   3
        [3932]   [3933]   [3931]

REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities executed on an exchange   [3935]

   b. Commissions on listed option transactions   [3938]

   c. All other securities commissions   [3939]

   d. Total securities commissions   0 [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange   [3945]

   b. From all other trading   [3949]

   c. Total gain (loss)   0 [3950]

3. Gains or losses on firm securities investment accounts   [3952]

4. Profit (loss) from underwriting and selling groups   [3955]

5. Revenue from sale of investment company shares   [3970]

6. Commodities revenue   [3990]

7. Fees for account supervision, investment advisory and administrative services   [3975]

8. Other revenue   3,203 [3995]

9. Total revenue   3,203 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   [4120]

11. Other employee compensation and benefits   [4115]

12. Commissions paid to other broker-dealers   [4140]

13. Interest expense   [4075]

    a. Includes interest on accounts subject to subordination agreements   [4070]

14. Regulatory fees and expenses   -65 [4195]

15. Other expenses   467 [4100]

16. Total expenses   402

[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)   2,801
[4210]

18. Provision for Federal Income taxes (for parent only)
[4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above
[4222]

    a.   **After Federal income taxes of**
[4238]

20. Extraordinary gains (losses)
[4224]

    a.   **After Federal income taxes of**
[4239]

21. Cumulative effect of changes in accounting principles
[4225]

22. Net income (loss) after Federal income taxes and extraordinary items   2,801
[4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items   65
[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

    A. (k)   ☐ [4550]
        (1)--Limited business (mutual funds and/or variable annuities only)

    B. (k)   ☑ [4560]
        (2)(i)--"Special Account for the Exclusive Benefit of customers"
        maintained

    C. (k)   ☐ [4570]
        (2)(ii)--All customer transactions cleared through another broker-dealer
        on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-_____ [4335A]	_____ [4335A2]	_____ [4335B]
8-_____ [4335C]	_____ [4335C2]	_____ [4335D]
8-_____ [4335E]	_____ [4335E2]	_____ [4335F]
8-_____ [4335G]	_____ [4335G2]	_____ [4335H]
8-_____ [4335I]	_____ [4335I2]	_____ [4335J]

    D. (k)   ☐ [4580]
        (3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

    13,546
[3480]

2. Deduct ownership equity not allowable for Net Capital

    [3490]

3. Total ownership equity qualified for Net Capital

    13,546
[3500]

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

    0
[3520]

    B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

    0
[3525]

5. Total capital and allowable subordinated liabilities

    13,546
[3530]

6. Deductions and/or charges:

    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

    0
[3540]

    B. Secured demand note deficiency

    [3590]

    C. Commodity futures contracts and spot commodities - proprietary capital charges

    [3600]

    D. Other deductions and/or charges

    [3610]

    0
[3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

    0
[3630]

8. Net capital before haircuts on securities positions

    13,546
[3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

    A. Contractual securities commitments

    [3660]

    B. Subordinated securities borrowings

    [3670]

    C. Trading and investment securities:

1. **Exempted securities**   [3735]

2. **Debt securities**   [3733]

3. **Options**   [3730]

4. **Other securities**   [3734]

D. **Undue Concentration**   [3650]

E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
0	0
[3736]	[3740]

10. Net Capital   13,546
                                                     [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)   0
                                                                        [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer   5,000
     and minimum net capital requirement of subsidiaries computed in   [3758]
     accordance with Note(A)

13. Net capital requirement (greater of line 11 or 12)   5,000
                                                                        [3760]

14. Excess net capital (line 10 less 13)   8,546
                                                                        [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)   13,546
                                                                        [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of   0
     Financial Condition   [3790]

17. Add:

     A. **Drafts for immediate credit**   [3800]

     B. **Market value of securities   [3810]
         borrowed for which no
         equivalent value is paid or
         credited**

     C. **Other unrecorded amounts
         (List)**

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
	0
	[3820]

0
[3830]

0
[3840]

19. Total aggregate indebtedness

20. Percentage of aggregate indebtedness to
net capital (line 19 / line 10)

% _____ 0
[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)

% _____ 0
[3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]					
	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]					
	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]					
	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]					
	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]					
	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]					
	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]					
	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]					
	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]					
	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]					
	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		10,745 [4240]
	A. Net income (loss)		2,801 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		13,546 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

AFFIRMATION

I, Diana Bergthold, affirm that I am the Chief Operations Officer of INLIGN
FINANCIAL, LLC and that to the best of my knowledge and belief the
accompanying financial statements are true and correct, and neither Inlign
Financial, LLC nor any officer or director has any proprietary interest in any account
classified solely as that of a customer.



Signature

CHIEF OPERATIONS OFFICER
Title

2/2/05

Date

SUBCRIBED AND SWORN TO BEFORE ME, THE UNDERSIGNED
AUTHORITY, THIS 2ND DAY OF FEBRUARY, 2005.

Notary Public In and For

OFFICIAL SEAL
ALISON D. DRAZ
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Feb. 3, 2007

Maricopa Arizona
The County of / State

STATEMENT OF RECONCILIATION

I, Diana Bergthold, state that I am the Chief Operations Officer of INLIGN FINANCIAL, LLC and that to the best of my knowledge and belief no material difference exists between the net capital computation included in the annual report and the net capital computation included in the most recent FOCUS report.

Diana Bergthold
Signature

CHIEF OPERATIONS OFFICER
Title

_2/2/05_
Date



Marlow C. Hunter, P.C.



4101 W. Green Oaks Blvd.
Suite 305, PMB 228
Arlington, TX 76016
marlow@marlowhuntercpa.com

1426 Chicago Avenue
Evanston, IL 60201
214-207-6958
847-864-0140 Fax

AUDITOR COMMUNICATION

INTERNAL CONTROLS OVER FINANCIAL REPORTING

American Institute of CPA's / Private Companies Practice Section / Texas Society of CPA's / Illinois CPA Society

Marlow C. Hunter, P.C.



4101 W. Green Oaks Blvd.
Suite 305, PMB 228
Arlington, TX 76016
marlow@marlowhuntercpa.com

1426 Chicago Avenue
Evanston, IL 60201
214-207-6958
847-864-0140 Fax

Independent Auditor's Report
Internal Controls over Financial Reporting

To the Board of Directors and Member
INLIGN FINANCIAL, LLC

In planning and performing my audit of the financial statements of **INLIGN FINANCIAL, LLC** for the year ended December 31, 2004, I considered internal controls over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on your financial statements and not to provide assurance on internal controls over financial reporting.

My consideration of internal controls over financial reporting was for the limited purpose described in the preceding paragraph and would not necessarily disclose all matters that might be either significant deficiencies or material weaknesses. Significant deficiencies involve matters coming to my attention related to deficiencies in the design or operation of internal controls over financial reporting which, in my judgment, could adversely affect your ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a significant deficiency in which the design or operation of one or more internal controls over financial reporting does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no items related to your internal controls over financial reporting that I considered to be material weaknesses.

This report is intended solely for the information and use of the Board of Directors and management of **INLIGN FINANCIAL, LLC** and is not intended to be and should not be used by anyone other than these specified parties.

Marlow C. Hunter, P. C.

Arlington, Texas
January 26, 2005

American Institute of CPA's / Private Companies Practice Section / Texas Society of CPA's / Illinois CPA Society

AUDITOR COMMUNICATION

ACCOUNTING AND AUDITING MATTERS

Marlow C. Hunter, P.C.



4101 W. Green Oaks Blvd.
Suite 305, PMB 228
Arlington, TX 76016
marlow@marlowhuntercpa.com

1426 Chicago Avenue
Evanston, IL 60201
214-207-6958
847-864-0140 Fax

To the Board of Directors and Member
INLIGN FINANCIAL, LLC

I have audited the financial statements of **INLIGN FINANCIAL, LLC** as of December 31, 2004, and have issued my report thereon dated January 26, 2005. Professional standards require that I provide you with the following information related to my audit.

My Responsibility Under Generally Accepted Auditing Standards

As stated in our engagement letter, my responsibility under professional standards is to plan and perform the audit to obtain reasonable, but not absolute, assurance that your financial statements are free of material misstatement and are fairly presented in accordance with accounting principles generally accepted in the United States. Because of the concept of reasonable assurance and because I did not perform a detailed examination of all transactions, there is a risk that material errors, fraud, or other illegal acts may exist and not be detected by me. As part of my audit, I also considered internal controls over financial reporting. Such considerations were solely for the purpose of determining my audit procedures and not to provide any assurance concerning such internal controls over financial reporting.

Significant Accounting Policies

Management has the responsibility for the selection and use of appropriate accounting policies. As also stated in our engagement letter, I will (if requested) advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Inlign Financial, LLC are described in the notes to the financial statements. No new accounting policies were adopted, and the application of existing policies was not changed during the period audited. I noted no material transactions entered into during the year that were both significant and unusual, and for which, under professional standards, I am required to inform you that there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of financial statements prepared by Inlign Financial, LLC and are based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and footnote disclosures and because of the possibility that future events affecting them may differ significantly from those expected. There were no material, sensitive estimates which affected your financial statements as of December 31, 2004.

American Institute of CPA's / Private Companies Practice Section / Texas Society of CPA's / Illinois CPA Society

Significant Audit Adjustments

Professional standards define a significant audit adjustment as a proposed correction of financial statements that, in my judgment, may not have been detected except through my auditing procedures. These adjustments may include those proposed by me but not recorded by you which could potentially cause future financial statements to be materially misstated, even though I have concluded that such adjustments are not material. I proposed no audit adjustments that could, in my judgment, either individually or in the aggregate, have a significant effect on Inlign Financial LLC's financial reporting process that were not booked onto your general ledger.

Disagreements with Management

Professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. I am pleased to report that no such disagreements arose during the course of my audit.

Consultations with Other Independent Accountants

In some situations, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion." If a consultation involves application of an accounting principle related to your financial statements or a determination of the type of auditor's opinion that could be expressed on those statements, professional standards require the consulting accountant to check with me to determine that the accountant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Difficulties in Performing the Audit

I encountered no unexpected difficulties in performing and completing my audit.

****

This information is intended solely for the use of the board of directors and management of **INLIGN FINANCIAL, LLC** and is not intended to be nor should it be used by anyone other than these specified parties.

Marlow C. Hunter, P. C.

Arlington, Texas
January 26, 2005